Rec'd 7/24/02

02053289

UB 9-16-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDED

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

FN: IVP
NAME OF BROKER-DEALER: International Venture Partners, LLC
NN: IVP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

692 Madison Avenue, Third Floor
(No. and Street)

RECD S.E.C. JUL 2 4 2002 536

New York NY 10021
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John H. Tonelli 212-980-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

N/A - Exempt - See Affidavit of John H. Tonelli
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VP 9-16-02

AFFIDAVIT OF JOHN H. TONELLI

STATE OF NEW YORK §
§
COUNTY OF NEW YORK §

BEFORE ME, the undersigned official, on this day appeared John H. Tonelli, who is personally known to me, and first being duly sworn according to law upon his oath deposed and said:

"I, John H. Tonelli, am the registered Principal of International Venture Partners, LLC ("IVP").

"I swear and affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to IVP, as of December 31, 2001, are true and correct.

"I further swear and affirm that neither IVP nor any partner, proprietor, officer, or directors has any proprietary interest in any account classified solely as a customer.

"IVP is filing an un-audited financial statement for 2001 pursuant to SEC Rule 17a-5(e)(1)(i)(A) because IVP's securities business was limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer, did not hold funds or securities in connection therewith, and did not have or carry any margin account, credit balance, or security for any securities customer."

FURTHER AFFIANT SAYETH NAUGHT.

John H. Tonelli

SUBSCRIBED AND SWORN TO this 11th day of April 2002.

Notary Public in and for
the State of New York

BAILEY JENNIFER
NOTARY PUBLIC, State of New York
County: Westchester, Reg #01BA4875887
My Commission Expires Nov. 03, 2003

OATH OR AFFIRMATION

I, John Tonelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Venture Partners, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Tonelli
Signature

Member
Title

Jennifer Bailey
Notary Public

BAILEY JENNIFER
NOTARY PUBLIC, State of New York
County: Westchester. Reg #01BA4875887
My Commission Expires Nov. 03, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL VENTURE PARTNERS, LLC
Balance Sheet - December 31, 2001

Current Assets	
Cash	948
Client Fees Receivable	25,484
Loan to John Tonelli	19,384
Prepaid Interest	1,251
Total Current Assets	47,067
Property and Equipment	4,558
Equipment under Lease Obligation	11,064
Computer under Lease Obligation	3,752
Accumulated Depreciation - Equipment	(1,146)
Accumulated Depreciation - Equipment under Lease Obligation	(7,376)
Accumulated Depreciation - Computer under Lease Obligation	(469)
Total Property and Equipment, net	10,384
Security Deposits	6,263
Total Other Assets	6,263
Total Assets	63,714
Current Liabilities	
Accounts Payable	61,859
Loan from NE Holdings	9,394
Other Current Liabilities	69,314
Total Current Liabilities	140,568
Lease Obligation	11,279
Total Liabilities	151,847
Members' Equity	
Members' Equity	(88,133)
Total Liabilities and Members' Equity	63,714

INTERNATIONAL VENTURE PARTNERS, LLC
Income Statement - Year Ended December 31, 2001

Revenues from Broker-Dealer Activities	-
Revenues from Consulting and Conferences	480,462
Interest Income	1,138
Total Revenue	481,600
General Partner Salaries	100,968
Other Compensation and Benefits	119,553
Interest Expense	696
Regulatory Fees and Expenses	1,791
Other Expenses	387,118
Total Expenses	610,126
Net Income	(128,527)

INTERNATIONAL VENTURE PARTNERS, LLC
Statement of Cash Flows - Year Ended December 31, 2001

Cash flows from operating activities:	
Net Income (Loss)	(128,527)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	5,068
Accounts Receivable	9,054
Loan to J Tonelli	(19,384)
Prepaid Interest	(1,251)
Accounts Payable	47,969
Loan from NE Holding	9,394
Other Current Liabilities	61,286
Total Adjustments	112,137
Net cash provided by operating activities	(16,390)
Cash flows from investing activities:	
Property & Equipment	(466)
Equipment under lease obligation	-
Computer under lease obligation	(3,752)
Security Deposits	(6,263)
Net cash used in investing activities	(10,481)
Cash flows from financing activities:	
Financing from Lease Obligation	3,752
Repayment of Lease Obligation	(1,300)
Contribution from Members	46,510
Members' Withdrawals	(66,945)
Net cash used in financing activities	(17,983)
Net increase (decrease) in cash	(44,854)
Cash at beginning of period	45,802
Cash at end of period	948

INTERNATIONAL VENTURE PARTNERS, LLC
Changes in Members' Capital - Year Ended December 31, 2001

Members	Capital at 1/1/01	Contributions	Withdrawals	Net Income	Capital at 1/1/02
John Tonelli	71,913	42,890	(36,161)	(109,248)	(30,605)
Jason Miller	(11,084)	3,620	(30,784)	(19,279)	(57,528)
	60,829	46,510	(66,945)	(128,527)	(88,133)

INTERNATIONAL VENTURE PARTNERS, LLC
Computation of Net Capital - 2001

Total Ownership Equity	(88,133)
Ownership Equity not Allowable	-
Total Qualified Ownership Equity	(88,133)
Add:	
Subordinated liabilities - allowable	-
Other credits	-
Total capital and allowable subordinated liabilities	(88,133)
Deductions:	
Unsecured receivables	46,119
Property, furniture and equipment	10,384
Security Deposits	6,263
Net capital before haircuts	(150,899)
Haircuts:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	-
Net Capital	(150,899)
Minimum net capital	5,000
Excess net capital	(155,899)

Note: No material difference existed between the above information and the broker-dealers' unaudited Part IIA.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

International Venture Partners, LLC (the "Company"), a New York limited liability company, is a consulting firm promoting its financial and strategic advisory services to individual consumers and business in the United States and internationally.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pervasiveness of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes income from the sale of services related to its financial and strategic advisory activity to third party customers.

Cash and Cash Equivalents (Statement of Cash Flows) – Cash and Cash Equivalents include cash on hand and demand deposits with banks.

Accounts Receivable – The Company provides credit to customers on an unsecured basis after evaluating customer credit worthiness. Since the Company sells to a broad range of third party customers, concentration of credit risk related to such customers is limited. The amount of accounts receivable at the date of these financial statements represents the net open invoices after deduction for bad debts expensed in the statement of operations.

Property and Equipment – Property and Equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the related assets or the related lease terms, whichever is less. Upon sale or retirement of fixed assets, the related costs and accumulated depreciation and amortization are eliminated from the accounts, and gains and losses, if any, are included in operations.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2001 the property and equipment balance represented the following:

Computers	$ 4,558	
Accumulated depreciation	(1,146)	5 years straight-line
	3,412	

INTERNATIONAL VENTURE PARTNERS, LLC
Notes to Financial Statements
As of December 31, 2001

Equipment held under capital lease	$ 11,064	
Accumulated depreciation	(7,376)	3 years straight-line
	3,688	
Computer held under capital lease	$ 3,752	
Accumulated depreciation	(469)	3 years straight-line
	3,283	
Total Property and Equipment	$ 10,384	